Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated February 9, 2005

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on February 9, 2005, entitled "Erling Øverland leaves Statoil's top management".

Erling Øverland leaves Statoil's top management

As of 15 February 2005, Erling Øverland is withdrawing from Statoil's (OSE: STL, NYSE: STO) corporate executive committee in order to give greater priority to his post as president of the Confederation of Norwegian Business and Industry (NHO).

Mr Øverland will continue to report to Statoil chief executive Helge Lund. In addition to his assignment as president of the NHO, Mr Øverland will work on special projects for the chief executive.

This will entail the continued corporate responsibility for the petrochemical business, including the post as chair of the Borealis petrochemicals group. He will also continue as chair of Statoil's pension funds.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: February 9, 2005	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer